1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com
+1 212 698 3806 Direct
+1 212 698 0413 Fax
April 30, 2010
VIA EDGAR
Ms. Mary Cole
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Cole:
This letter responds to comments you provided to J. Matthew Thornton and me in a telephonic discussion on April 5, 2010, with respect to your review of Post-Effective Amendments No. 234 and 235 to the Trust’s registration statement filed with the Securities and Exchange Commission on February 16, 2010 and February 17, 2010, respectively. We have reproduced your comments below, followed by our responses.
Global Prospectus Comments
1.	Comment: On the cover page and the table of contents of each Prospectus, please delete the disclosure indicating that an investment in a fund is not FDIC-insured, unless the Funds are affiliated with a bank.

Response: Please note that Goldman Sachs Group, Inc., parent company of the Funds’ investment adviser and distributor, is a financial holding company. We therefore believe that providing this disclosure is appropriate.
US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

April 30, 2010 Page 2
2.	Comment: In the parenthetical following the “Redemption Fee” line item in the “Fees and Expenses” table in the summary sections of each Prospectus, please consider noting the time period during which the redemption fee may be imposed.

Response: We have incorporated your comment.

3.	Comment: Please explain how the Investment Adviser implements the fee waivers and/or expense limitations referred to in the footnote to the “[Fee Waiver and] Expense Limitation” line item in the “Fees and Expenses” table in the summary sections of each Prospectus.

Response: The Investment Adviser implements the referenced fee waivers and/or expense limitations pursuant to fee waiver/expense limitation arrangements with each applicable Fund.

4.	Comment: In the footnote to the “[Fee Waiver and] Expense Limitation” line item in the “Fees and Expenses” table in the summary sections of each Prospectus, please specify which parties, if any, may terminate the arrangement(s), and under what circumstances.

Response: We have incorporated your comment.

5.	Comment: Please delete the cross reference to the “Service Providers” and “Shareholder Guide” sections of the Prospectus at the end of the “Fees and Expenses of the Fund” summary sections of each Prospectus.

Response: We have incorporated your comment.

6.	Comment: In the “Expense Example” section in each Fund’s summary, please delete the parenthetical with respect to expense limitations and/or fee waivers in the third sentence. In addition, in the footnote to the “[Fee Waiver and] Expense Limitation” line item in the “Fees and Expenses” table, please delete the parenthetical noting that the term “Investment Adviser” is defined below.

Response: With respect to the comment to delete the parenthetical in the “Expense Example” section, we have retained this disclosure in a more succinct form, because we believe that it clarifies the manner in which we are calculating

April 30, 2010 Page 3
the figures in the example. With respect to the comment to delete the parenthetical in the footnote to the “Fees and Expenses” table, we have incorporated your comment.

7.	Comment: In each Fund’s summary section, please change the “Fund Strategy” heading to “Principal Strategy”.

Response: We have incorporated your comment.

8.	Comment: In the “Performance” summary sections of each Prospectus, please delete the second sentence of the first paragraph and the second paragraph in its entirety.

Response: We have incorporated your comment, except that: (a) we have retained the second and third sentences of the second paragraph (which note that sales loads are not reflected in the bar chart performance information), because Instruction 1(a) to Item 4(b)(2) of Form N-1A requires substantially similar disclosure; and (b) we have retained the fourth sentence (“Performance reflects expense limitations in effect.”) because we believe that this provides investors with important information about how the performance information is calculated.

9.	Comment: In the “Performance” summary sections of each Prospectus, please remove the footnote related to the Fund’s “Best Quarter” and “Worst Quarter” performance information.

Response: We have incorporated your comment.

10.	Comment: Please remove all footnotes to the “Average Annual Total Returns” table in the “Performance” summary sections that describe the Fund’s benchmark(s). Please remove the footnote to the “Average Annual Total Returns” table describing the Fund’s after-tax returns, and include this disclosure as text adjacent to the table.

Response: We have incorporated your comment.

April 30, 2010 Page 4
Goldman Sachs Structured Tax-Advantaged Funds Prospectus
11.	Comment: The “Fund Strategy” section of the International Equity Dividend and Premium Fund’s summary states that the Fund may write call options on exchange-traded funds. Please confirm that no additional line item relating to acquired fund fees and expenses needs to be included in the “Fees and Expenses” table for this Fund.

Response: We hereby confirm that no additional line item relating to acquired fund fees and expenses needs to be included in the “Fees and Expenses” table for this Fund.

12.	Comment: Please consider streamlining the “Fund Strategy” section of the International Equity Dividend and Premium Fund’s summary, and relocating tax-related disclosure to the “Taxation” section of the Prospectus.

Response: We have incorporated your comment and streamlined this section. However, this Fund implements a tax-efficient investing strategy. Accordingly, we believe that the tax-related disclosure is appropriately retained in the “Investment Management Approach—Principal Investment Strategies” section.

13.	Comment: In the “Principal Risks of the Fund” section of the International Equity Dividend and Premium Fund’s summary, please consider streamlining the “Option Writing Risk” disclosure.

Response: We have incorporated your comment.

14.	Comment: In the “Principal Risks of the Fund” section of the International Equity Dividend and Premium Fund’s summary, please consider deleting the first sentence under “Investment Style Risk”. Alternatively, please incorporate related investment style disclosure in the “Fund Strategy” section.

Response: We have incorporated your comment by adding more specific investment style disclosure as requested.

15.	Comment: The “Principal Risks of the Fund” section of the International Equity Dividend and Premium Fund’s summary contains “Tax-Managed

April 30, 2010 Page 5
Investment Risk”. Please provide related disclosure in the “Fund Strategy” section.

Response: We have incorporated your comment.

16.	Comment: Please consider deleting the following disclosure in the “Investment Objective” section of the Structured International Tax-Managed Equity Fund’s summary: “through tax-sensitive participation in a broadly diversified portfolio of international equity securities”.

Response: The Fund’s investment objective, as approved by the Trust’s Board of Trustees, is to provide long-term after-tax growth of capital through tax-sensitive participation in a broadly diversified portfolio of international equity securities. Accordingly, the Fund believes that its current disclosure provides complete and accurate information to investors.

17.	Comment: The “Fund Strategy” section of the Structured International Tax-Managed Equity Fund’s summary states that the Fund may invest in international equity securities. Please define “international” in this context.

Response: We have incorporated your comment.

18.	Comment: The “Fund Strategy” section of the Structured International Tax-Managed Equity Fund’s summary states that the Fund may invest in the securities of issuers in emerging countries. Please add appropriate risk disclosure under “Principal Risks of the Fund” in the Fund’s summary.

Response: The Fund may invest in securities of emerging markets issuers. However, the Fund does not intend to do so as part of its principal investment strategy. Accordingly, we have deleted this disclosure from the “Fund Strategy” section, and therefore have not added any related principal risk disclosure.

19.	Comment: Please delete the following disclosure in the “Investment Objective” section of the Structured Tax-Managed Equity Fund’s summary: “through tax-sensitive participation in a broadly diversified portfolio of U.S. equity securities”.

April 30, 2010 Page 6
Response: The Fund’s investment objective, as approved by the Trust’s Board of Trustees, is to provide long-term after-tax growth of capital through tax-sensitive participation in a broadly diversified portfolio of U.S. equity securities. Accordingly, the Fund believes that its current disclosure provides complete and accurate information to investors.

20.	Comment: Please confirm whether “foreign risk” should appear under “Principal Risks of the Fund” in the Structured Tax-Managed Equity Fund’s summary.

Response: Upon further review, we have added “foreign risk” under “Principal Risks of the Fund” in the Structured Tax-Managed Equity Fund’s summary.

21.	Comment: Please consider streamlining the “Fund Strategy” section of the U.S. Equity Dividend and Premium Fund’s summary, and relocating tax-related disclosure to the “Taxation” section of the Prospectus.

Response: We have incorporated your comment and streamlined this section. However, this Fund implements a tax-efficient investing strategy. Accordingly, we believe that the tax-related disclosure is appropriately retained in the “Investment Management Approach—Principal Investment Strategies” section.

22.	Comment: In the “Principal Risks of the Fund” section of the U.S. Equity Dividend and Premium Fund’s summary, please consider deleting the first sentence under “Investment Style Risk”. Alternatively, please incorporate related investment style disclosure in the “Fund Strategy” section.

Response: We have incorporated your comment by adding more specific investment style disclosure as requested.
Goldman Sachs Select Satellite Funds Prospectus
23.	Comment: In the “Fund Strategy” section of each Fund’s summary, please delete the final sentence regarding the risks related to the Fund’s classification as a non-diversified investment company.

April 30, 2010 Page 7
Response: We have incorporated your comment.

24.	Comment: The “Principal Risks of the Fund” section of the Absolute Return Tracker Fund’s summary contains “Foreign Risk”. Please provide related disclosure in the “Fund Strategy” section.

Response: We have incorporated your comment.

25.	Comment: The Commodity Strategy Fund’s “Fees and Expenses” table contains an “Acquired Fund (Subsidiary) Fees and Expenses” line item. Please confirm that this Fund may do so pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

Response: We hereby confirm that the Fund’s “Fees and Expenses” table should include an “Acquired Fund (Subsidiary) Fees and Expenses” line item pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

26.	Comment: In the “Fund Strategy” section of the Commodity Strategy Fund’s summary, please confirm that there is a relevant distinction between the Fund’s investments in “fixed income and debt instruments”.

Response: We have deleted the term “fixed income”, because we believe the term “debt instruments” is sufficiently comprehensive.

27.	Comment: The “Principal Risks of the Fund” section of the International Real Estate Securities Fund’s summary contains “Emerging Countries Risk”. Please provide related disclosure in the “Fund Strategy” section.

Response: We have incorporated your comment.
Goldman Sachs Fund of Funds Portfolios
28.	Comment: In each Portfolio’s “Fees and Expenses” table, please delete the “Total Other and Acquired (Underlying) Fund Fees and Expenses” line item.

Response: We have incorporated your comment.

April 30, 2010 Page 8
29.	Comment: In each Portfolio’s “Principal Risks of the Underlying Funds” summary section, please confirm that you are including only those principal risks of the Underlying Funds that are also principal risks of the Portfolio.

Response: We hereby confirm that, in each Portfolio’s “Principal Risks of the Underlying Funds” summary section, the Portfolio includes only those principal risks of the Underlying Funds that are also principal risks of the Portfolio.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	George Djurasovic, Goldman Sachs Asset Management, L.P. Patricia Meyer, Goldman Sachs Asset Management, L.P.